UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 12, 2002

John D. Amorosi
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: R.J. Reynolds Tobacco Holdings, Inc.

Dear Mr. Amorosi:

This is in regard to your letter dated January 30, 2002 concerning the shareholder proposal submitted by the Sinsinawa Dominicans, the School Sisters of Notre Dame and the Sisters of St. Joseph of Carondelet for inclusion in R.J. Reynolds's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that R.J. Reynolds will include the proposal in its proxy materials, and that R.J. Reynolds therefore withdraws its December 20, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Sr. Regina McKillip, OP
Sinsinawa Dominicans
Office of Peace and Justice
7200 W. Division St.
River Forest, IL 60505

Timothy P. Dewane
Director
School Sisters of Notre Dame
Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI 53122-2791

Joanne Tromiczak-Neid
Justice Coordinator
Sisters of St. Joseph of Carondelet
St. Paul Province
1884 Randolph Ave
St.Paul, MN 55105-1700

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4010

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

December 20, 2001

Re: **Shareholder Proposal Submitted by Sinsinawa Dominicans, et al.**

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

R.J. Reynolds Tobacco Holdings, Inc. (the "**Company**") has received a shareholder proposal (the "**Proposal**") requesting that the Company develop and implement a continual program to warn persons who smoke the tobacco products of its subsidiary, R.J. Reynolds Tobacco Company ("**RJRT**"), about the hazards of exposure to environmental tobacco smoke ("**ETS**"). The Proposal was submitted by the Sinsinawa Dominicans, the School Sisters of Notre Dame and the Sisters of St. Joseph of Carondelet (collectively, the "**Proponents**") pursuant to Rule 14a-8[1]. The Proposal and its supporting statement are set forth in full as Annex A to this letter.

The Company hereby notifies the Proponents of its intention to omit the Proposal and accompanying supporting statement from its proxy statement and form of proxy for the 2002 annual meeting of shareholders (the "**2002 Proxy Materials**"). This letter constitutes the Company's statement of the reasons that it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Staff of the Division of Corporation Finance (the

[1] Unless otherwise noted, all section and clause references herein are to this Rule.

"**Staff**") not recommend any enforcement action if the Company omits the Proposal from the 2002 Proxy Materials. The Company has advised us as to the factual matters set forth below. The date currently proposed for the annual meeting is April 24, 2002, although this date has not yet been approved by the Company's Board of Directors.

The Proposal states:

> RESOLVED: shareholders request the Company find appropriate mechanisms to develop and implement a continuing program to warn persons who smoke the Company's product, who are exposed to ETS (such as restaurant and bar workers) or who are responsible for minors who are exposed to ETS from the Company's products, that tobacco smoke is hazardous to nonsmokers and to specify the nature of the hazards.

I. Ground for Omission– The Proposal pertains to matters of ordinary business operations (*i.e.*, Litigation Strategy).

The Proposal recommends that RJRT develop and implement a continuing program to warn about the hazards of ETS. Currently, RJRT is both a defendant in thousands of lawsuits seeking damages on the basis of its alleged liability for ETS exposure and a plaintiff in a lawsuit contesting the validity of a report issued by the United States Environmental Protection Agency (the "**EPA**") that classifies ETS as a Group A (known human) carcinogen. If implemented, the Proposal would interfere significantly with RJRT's current litigation strategy in these lawsuits and amount to an impermissible intrusion on the oversight of ordinary business operations by management and the board of directors.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in (i)(7)[2] when the subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved. *See, e.g., RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of

---

[2] Clause (i)(7) permits omission of a proposal if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matter); *Philip Morris Companies Inc.* (February 22, 1999) (same). This result is also consistent with the longstanding position of the Staff that a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of (i)(7). *See, e.g., Microsoft Corporation* (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because relates to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal that recommended that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations was found excludable under clause (c)(7), the predecessor to the current (i)(7)); *Adams Express Company* (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); *Exxon Corporation* (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); *Benihana National Corporation* (September 13, 1991) (Same).

The lawsuits in which the Proposal would impermissibly interfere with RJRT's current litigation strategy can be summarized as follows:

- The Proposal asks that RJRT develop and implement a continuing program to warn about the hazards of ETS. As of October 19, 2001, 2,932 cases (the "**Broin II Cases**") have been filed against RJRT in Florida state court by individual flight attendants seeking damages for personal injury as a result of illnesses allegedly caused by ETS exposure in airplane cabins. On April 5, 2001, in the first Broin II Case to go to trial, *Fontana v. Philip Morris, Inc.*, a Florida state court jury returned a verdict in favor of the defendants, including RJRT. Plaintiff filed an appeal to the court's final judgment, but this petition was dismissed by the Florida Court of Appeals. *Fontana v. Philip Morris, Inc.*, 788 So. 2d 983 (Fla. 2001). The other Broin II Cases remain pending.

- As of October 19, 2001, there are 6 additional individual lawsuits that, like the Broin II Cases, seek to impose liability on RJRT and/or its affiliates or indemnitees for ETS exposure.

- In December 1992, the EPA issued a report that classified ETS as a Group A (known human) carcinogen. RJRT and others filed suit to challenge the validity of the EPA report. On July 17, 1998, a federal district court judge held that the EPA's classification of ETS was invalid and vacated those portions of the report dealing with lung cancer. The EPA has appealed, and oral argument was held before the Court of Appeals for the Fourth Circuit on June 7, 1999. RJRT is awaiting the Court's decision.

Therefore, the Proposal squarely implicates issues that are the subject matter of thousands of lawsuits involving the Company and/or RJRT. In effect, the Proposal recommends that the Company implement or facilitate the goals of the opposing parties in these various lawsuits at the same time that the Company and/or its subsidiaries or affiliates are actively challenging those parties' legal positions or claims. Being forced either to comply with the Proposal or to take public positions (or no position) in the 2002 Proxy Materials with respect to the Proposal would improperly interfere with and otherwise adversely affect the Company's and/or RJRT's litigation strategy in these cases.

In summary, the Proposal seeks to substitute the judgment of shareholders for that of the Company and/or RJRT on decisions involving litigation strategy. Every company's management has a basic obligation to defend itself and its products against unwarranted litigation and regulation. That responsibility is at the core of the everyday business of a registrant. A shareholder request that interferes with this obligation is inappropriate, particularly when there are thousands of pending litigations involving the Company, RJRT or one of their respective subsidiaries or affiliates on the very issues that form the basis for the Proposal. Because the Proposal intrudes on ordinary business operations, the Company believes that it may properly exclude it from the 2002 Proxy Materials under (i)(7).

II. Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from the 2002 Proxy Materials because the Proposal relates to the conduct of the ordinary business operations of a subsidiary of the Company (*i.e.*, litigation strategy).

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 450-4010.

Thank you for your consideration of these matters.

Very truly yours,

John D. Amorosi

Attachment
cc w/ att: Sinsinawa Dominicans
School Sisters of Notre Dame
Sisters of St. Joseph of Carondelet

Annex A

ENVIRONMENTAL TOBACCO SMOKE
R.J. Reynolds

WHEREAS a 2001 Canadian Study published in the *International Journal of Cancer* conclusively showed that the more people smoke in the workplace, the greater the risks for non-smokers. As was reported in the *Globe and Mail* (07/12/01), people routinely exposed to a lot of environmental tobacco smoke (ETS), such as workers in bars and restaurants, face a three-times greater risk for lung cancer.

- In May 2000, the U.S. National Institute of Environmental Health Sciences formally added to its list of "known human carcinogens" directly inhaled tobacco smoke (*i.e.*, environmental tobacco smoke/ETS);

- The Arthur D. Little report financed by Philip Morris called "Public Finance Balance of Smoking in the Czech Republic" stated that health care expenditures include the effects of passive smoking (ETS). It stated that, "based on review of recent studies in the field of respiratory diseases, that ETS causes lung cancer, chronic airways obstruction, aggravation of asthma in asthmatic children and other respiratory diseases."

- In a most rigorous study researchers discovered breathing other people's cigarette smoke makes non-smokers 82% more likely to suffer a stroke. It also increases the risk of heart disease, heart attack, lung and breast cancer, and breathing-related diseases (*Tobacco Control,* August, 1999; *The Milwaukee Journal Sentinel*, August 18, 1999).

- *The Journal of the American Medical Association* reported in 2001 (436-41): "Before exposure to environmental tobacco smoke, coronary flow velocity reserve was significantly higher in nonsmokers than in smokers. After exposure . . [it] decreased and was not significantly different from that of smokers." An editorial in *JAMA* stated of the study: "The investigators demonstrated that, in healthy young volunteers, just 30 minutes of exposure to secondhand smoke compromised the endothelial function in coronary arteries of nonsmokers in a way that made the endothelial response of nonsmokers indistinguishable from that of habitual smokers."

- Restaurant and bar workers have some of the highest rates of lung cancer among all occupations. In a parallel situation our Company was sued by a class of flight attendants who claimed their exposure to ETS increased their risk of contracting lung cancer from ETS. We paid millions of dollars to settle that lawsuit.

- Our Company has funded numerous restaurant and hospitality associations in its effort to oppose laws prohibiting smoking in restaurants and bars. We also sponsor events in bars wherein we provide cigarettes for patrons to smoke.

- Our Company has yet to accept the scientific evidence that involuntary exposure to ETS causes lung cancer, yet we admit cigarette smoking is a cause of lung cancer.

- This failure to warn may increase our liability to incur future litigation.

RESOLVED: shareholders request the Company find appropriate mechanisms to develop and implement a continuing program to warn persons who smoke the company's products, who are exposed to ETS (such as restaurant and bar workers) or who are responsible for minors who are exposed to ETS from the Company's products, that tobacco smoke is hazardous to nonsmokers and to specify the nature of the hazards.

- Copy to Jack Henson
- fax copy to Amarosi

The Sinsinawa Dominicans

Office of Peace and Justice
Dominican Conference Center
7200 W Division St.
River Forest, IL 60305
(708) 366-6244
fax(708) 771-4510

Copy to Rex Adebanjo
#17557|002

TO: Mr. Andrew J. Schindler
RJ Reynolds Tobacco Holding Inc.

#336-741-5000
FAX 336-741-6810

From: Regina McKillip, OP
Sinsinawa Dominican

Re: Filing letter

Date: Nov. 8, 2001

Fax #

You should have received a certified letter with our filing letter and resolution. I realized I had the wrong year for the annual meeting. Attached is a corrected filing letter. Please put this with the original resolution and letter.

Thank you,

Regina McKillip, OP

Regina McKillip, OP

Post-it® Fax Note 7671	Date 11/13 # of pages ▶ 2
To John Amorosi	From Dara Folan
Co./Dept.	Co. RJRTH
Phone #	Phone # (336) 741-5162
Fax #	Fax #

Recycled Paper

The Sinsinawa Dominicans
Shareholder and Consumer Action Advisory Committee

Please respond to: Peace and Justice Office
7200 W. Division Street
River Forest, IL 60505

November 5, 2001

Mr. Andrew J. Schindler, CEO
RJ Reynolds Tobacco Holdings Inc.
401 N. Main Street
Winston-Salem, NC 27101

Dear Mr. Schindler:

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 29 shares of RJ Reynolds Tobacco Holdings Inc. common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution entitled *Environmental Tobacco Smoke*. This resolution has to do with our company developing and implementing a continual program to warn persons who smoke our company's products, who are exposed to environmental tobacco smoke (ETS) or who are responsible for minors who are exposed to ETS from our company's products, that tobacco smoke is hazardous to nonsmokers and to specify the nature of the hazards.

I hereby submit that we, Sinsinawa Dominicans, Inc., should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2002 Annual Meeting, in accord with rule #14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We are also willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Sr. Regina McKillip, OP
Committee Member

Enclosure
cc: Michael Crosby

Nov-06-01 15:35 From-RJRT EXTERNAL RELATIONS +3367417975 T-092 P.01/03 F-156

REC'D - 11/6/01

FAX TO AMAROSI (DPW)

School Sisters of Notre Dame

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI 53122-2291
Phone. (262) 782-9850 ext. 723
Fax: (262) 207-0051

November 1, 2001

Post-it® Fax Note 7671	Date	# of pages ▶ 3
To John Ambrosi	From Dara Folan	
Co./Dept.	Co.	
Phone #	Phone # 336-241-5762	
Fax #	Fax #	

Mr. Andrew J. Schindler, Chairman & CEO
R.J. Reynolds Tobacco Holdings, Inc.
401 N. Main Street
Winston-Salem, NC 27102

Dear Mr. Schindler:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation. The Milwaukee Province of the School Sisters of Notre Dame includes over 500 sisters who reside in the states of Wisconsin, Michigan and Indiana.

The School Sisters of Notre Dame - Milwaukee Province are the beneficial owners of 188 shares of R.J. Reynolds Tobacco Holdings common stock and have held shares in the R.J. Reynolds Tobacco Holdings (formerly RJR Nabisco, Inc.) since January 30, 1995. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by the Sinsinawa Dominicans for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: Fr. Mike Crosby
S. Regina McKillip

Private Client Services
Mail Code WI1-2053
P O Box 1308
Milwaukee, WI 53201 1308

tel 414 765 2408
fax 414 765 2061

BANK ONE

October 26, 2001

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Sister Janet:

This letter is written as a statement that Bank One Trust Company, N.A. is acting in the capacity of investment advisor for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin.

As of this date, the School Sisters of Notre Dame have an investment position in Reynolds R J Tobacco Hldgs., Inc. of 188 shares and have held shares of Reynolds R J Tobacco Hldgs., Inc. since January 30, 1995.

If there are any questions concerning this ownership, please feel free to contact me at 414-765-2408.

Very truly yours,

Robert L. Hanley

Robert L. Hanley
Regional Fiduciary Executive

RLH:pl

ENVIRONMENTAL TOBACCO SMOKE
R. J. Reynolds

WHEREAS a 2001 Canadian Study published in the *International Journal of Cancer* conclusively showed that the more people smoke in the workplace, the greater the risks for non-smokers. As was reported in the *Globe and Mail* (07/12/01), people routinely exposed to a lot of environmental tobacco smoke (ETS), such as workers in bars and restaurants, face a three-times greater risk for lung cancer.

– In May, 2000 the U.S. National Institute of Environmental Health Sciences formally added to its list of "known human carcinogens" directly inhaled tobacco smoke (ie, environmental tobacco smoke/ETS);

– The Arthur D. Little report financed by Philip Morris called "Public Finance Balance of Smoking in the Czech Republic" stated that health care expenditures include the effects of passive smoking (ETS). It stated that, "based on review of recent studies in the field of respiratory diseases, that ETS causes lung cancer, chronic airways obstruction, aggravation of asthma in asthmatic children and other respiratory diseases."

– In a most rigorous study researchers discovered breathing other people's cigarette smoke makes non-smokers 82% more likely to suffer a stroke. It also increases the risk of heart disease, heart attack, lung and breast cancer, and breathing-related diseases (*Tobacco Control*, August, 1999; *The Milwaukee Journal Sentinel*, August 18, 1999).

– *The Journal of the American Medical Association* reported in 2001 (436-41): "Before exposure to environmental tobacco smoke, coronary flow velocity reserve was significantly higher in nonsmokers than in smokers. After exposure. . .[it] decreased and was not significantly different from that of smokers." An editorial in *JAMA* stated of the study: "The investigators demonstrated that, in healthy young volunteers, just 30 minutes of exposure to secondhand smoke compromised the endothelial function in coronary arteries of nonsmokers in a way that made the endothelial response of nonsmokers indistinguishable from that of habitual smokers."

– Restaurant and bar workers have some of the highest rates of lung cancer among all occupations. In a parallel situation our Company was sued by a class of flight attendants who claimed their exposure to ETS increased their risk of contracting lung cancer from ETS. We paid millions of dollars to settle that lawsuit.

– Our Company has funded numerous restaurant and hospitality associations in its effort to oppose laws prohibiting smoking in restaurants and bars. We also sponsor events in bars wherein we provide cigarettes for patrons to smoke.

– Our Company has yet to accept the scientific evidence that involuntary exposure to ETS causes lung cancer, yet we admit cigarette smoking is a cause of lung cancer.

– This failure to warn may increase our liability to incur future litigation.

RESOLVED: shareholders request the Company find appropriate mechanisms to develop and implement a continuing program to warn persons who smoke the company's products, who are exposed to ETS (such as restaurant and bar workers) or who are responsible for minors who are exposed to ETS from the Company's products, that tobacco smoke is hazardous to nonsmokers and to specify the nature of the hazards.

488 words, excluding title

/3/10

RJReynolds
Tobacco Holdings, Inc.

Copy to
Rex Adebanjo
17557/002

McDara P. Folan, III
Vice President, Deputy General
Counsel and Secretary

P. O. Box 2866
Winston-Salem, NC 27102-2866
Telephone. 336-741-5162
Fax: 336-741-2998
E-Mail: FOLANM@rjrt.com

FAX TRANSMISSION COVER SHEET

DATE:	NOVEMBER 13, 2001
TO:	JOHN AMOROSI
FROM:	MCDARA P. FOLAN, III FAX: (336) 741-2998
INSTRUCTIONS:	SHAREHOLDER PROPOSAL
PAGES TO *FOLLOW*:	4

"We Work for Smokers"

CSJ

Sisters of St. Joseph of Carondelet

St. Paul Province

150th Anniversary 1851-2001

November 9, 2001

Mr. Andrew J. Schindler, CEO
R. J. Reynolds Tobacco Holdings, Inc.
401 North Main Street
Winston-Salem, North Carolina 27101

Dear Mr. Schindler:

The Sisters of St. Joseph of Carondelet have authorized me to file the attached shareholder resolution. Enclosed you will also find a statement of ownership of 146 shares of RJ Reynolds Tobacco Holdings, Inc. An updated certificate will be sent under separate cover.

We are co-filing the resolution entitled *Environmental Tobacco Smoke* which has the Sinsinawa Dominicans, Inc. as the primary filer. We have contacted you in past years with our concern for youth being exposed to tobacco. With the enclosed resolution we have broadened our concern to include any persons exposed to environmental tobacco smoke. As the resolution states we want our company to implement a program to warn people, especially those who smoke our company's products, that tobacco smoke is hazardous to non-smokers and to specify the nature of the hazards.

I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with rule #14-a-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934, to be considered and action taken by the shareholders at that annual meeting.

We intend to hold the required value of common stock at least through the date of our Company's annual meeting. Our Alternative Investment Committee is also willing to meet with a Company representative should you wish to discuss our concerns.

Sincerely,
Joänne Tromiczak-Neid

Joänne Tromiczak-Neid
Justice Coordinator

cc: Sr. Regina McKillip, OP and Michael Crosby, OFMCap.

1884 Randolph Ave., St Paul, Minnesota 55105-1700 651-690-7000 Fax: 651-690-7039 www.csjstpaul.org

ENVIRONMENTAL TOBACCO SMOKE

WHEREAS a 2001 Canadian Study published in the *International Journal of Cancer* conclusively showed that the more people smoke in the workplace, the greater the risks for non-smokers. As was reported in the *Globe and Mail* (07/12/01), people routinely exposed to a lot of environmental tobacco smoke (ETS), such as workers in bars and restaurants, face a three-times greater risk for lung cancer.

--- In May, 2000 the U.S. National Institute of Environmental health Sciences formally added to its list of "known human carcinogens" directly inhaled tobacco smoke (i.e., environmental tobacco smoke/ETS).

—The Arthur D. Little report financed by Philip Morris called "Public Finance Balance of Smoking in the Czech Republic" state that health care expenditures include the effects of passive smoking (ETS). It stated that, "based on review of recent studies in the field of respiratory diseases, that ETS causes lung cancer, chronic airways obstruction, aggravation of asthma in asthmatic children and other respiratory diseases."

—In a most rigorous study researchers discovered breathing other people's cigarette smoke makes non-smokers 82% more likely to suffer a stroke. It also increases the risk of heart disease, heart attack, lung and breast cancer, and breathing-related diseases (*Tobacco Control*, August, 1999; *The Milwaukee Journal Sentinel*, August 18, 1999).

—The *Journal of the American Medical Association* reported in 2001 (436-41): " Before exposure to environmental tobacco smoke, coronary flow velocity reserve was significantly higher in nonsmokers than in smokers. After exposure...[it] decreased and was not significantly different from that of smokers." An editorial in *JAMA* stated of the study: "The investigators demonstrated that, in health young volunteers, just 30 minutes of exposure to secondhand smoke compromised the endothelial function in coronary arteries of nonsmokers in a way that made the endothelial response of nonsmokers indistinguishable from that of habitual smokers."

— Restaurant and bar workers have some of the highest rates of lung cancer among all occupations. In a parallel situation our Company was sued by a class of flight attendants who claimed their exposure to ETS increase their risk of contracting lung cancer from ETS. We paid millions of dollars to settle that lawsuit.

—Our Company has funded numerous restaurant and hospitality associations in its effort to oppose laws prohibiting smoking in restaurants and bars. We also sponsor events in bars wherein we provide cigarettes for patrons to smoke.

— Our Company has yet to accept the scientific evidence that involuntary exposure to ETS causes lung cancer, yet we admit cigarette smoking is a cause of lung cancer.

— This failure to warn may increase our liability to incur future litigation.

RESOLVE: shareholders request the Company find appropriate mechanisms to develop and implement a continuing program to warn persons who smoke the company's product, who are exposed to ETS (such as restaurant and bar workers) or who are responsible for minors who are exposed to ETS from the Company's products, that tobacco smoke is hazardous to nonsmokers and to specify the nature of the hazards.

NUMBER

NC 34628



COMMON STOCK

PAR VALUE $.01

THIS CERTIFICATE IS TRANSFERABLE IN NEW YORK, N.Y.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SHARES

-146-

CUSIP 74960K 87 6

SEE REVERSE FOR CERTAIN DEFINITIONS

RJR Nabisco Holdings Corp.

15767-07040

THIS CERTIFIES THAT

SISTERS OF ST JOSEPH OF
CARONDELET
SISTER ANNE [illegible] TSCHIDA
[illegible] RANDOLPH AVENUE
ST PAUL MN 55105

*****146*****

IS THE OWNER OF *ONE HUNDRED FORTY SIX*

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK OF

RJR Nabisco Holdings Corp. (hereinafter and on the back hereof called the "Corporation") transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be subject to all of the provisions of the Certificate of Incorporation and the By-Laws of the Corporation (copies of which are on file with the Transfer Agent), as now or hereafter amended pursuant to their terms, to all of which the holder hereof by acceptance hereof assents. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: MAY 12, 1995



SEAL

COUNTERSIGNED AND REGISTERED
FIRST CHICAGO TRUST COMPANY OF NEW YORK,
TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED OFFICER

SECRETARY

CHAIRMAN OF THE BOARD

RJReynolds Tobacco Holdings, Inc

Common Stock Distribution Statement

4821 000025133

SISTERS OF ST JOSEPH OF
CARONDELET
SISTER ANNE ELISE TSCHIDA
1884 RANDOLPH AVENUE
ST PAUL MN 55105-1747

CUSIP	76182K105
Company Code	4821
Account Number	015767-07040
Record Date	May 27, 1999
Distribution Date	June 14, 1999

Distribution

ONE SHARE OF R.J. REYNOLDS TOBACCO HOLDINGS, INC. FOR EVERY THREE SHARES OF RJR NABISCO HOLDINGS CORP.

Record Date Share Position
RJR NABISCO HOLDINGS CORP.

Certificate Shares	146.000
Book-Entry Shares	0.000
Total Record Date Shares	146.000

Distribution Date Share Position
R.J. REYNOLDS TOBACCO HOLDINGS, INC.

Shares of R.J. Reynolds Tobacco Holdings, Inc. Issued in Book-Entry Form	48.667

PLEASE RETAIN THIS STATEMENT FOR YOUR RECORDS

Dear Stockholder:

This statement reflects the shares of R.J. Reynolds Tobacco Holdings, Inc ("RJR" or the "Company") Common Stock which have been issued to you in book-entry form as a result of the spin-off of the Company from RJR Nabisco Holdings Corp. Your book-entry shares are registered in your name on the records of RJR maintained by First Chicago Trust Company of New York ("First Chicago"), RJR's stock transfer agent and registrar. *Please read the enclosed material, especially the Questions and Answers section, describing the benefits and options available through book-entry share ownership* ***If you wish to keep your new shares in book-entry form at First Chicago, you are not required to take any action.***

If you would prefer a physical stock certificate to replace the shares issued to you in book-entry form as shown on this statement, please call First Chicago at 1-800-935-9330 using a touch-tone telephone and select the option "to request a stock certificate." You may also use this telephone number to sell your book-entry shares.

ch share of RJR Common Stock also entitles the holder to one Right as set forth in the Rights Agreement, dated as of ay 17, 1999 (the "Rights Agreement") between RJR and The Bank of New York, as Rights Agent, a copy of which is on file at the principal offices of the Company. RJR will mail to the holder of any shares of Common Stock a copy of the Rights Agreement without charge after receipt of a written request therefor. *No action with respect to the Rights is needed at this time. All stockholders will be notified by the Company if any action is required*

If you have any questions regarding this statement or the options available to you, please refer to the reverse of this statement or contact First Chicago as shown below.

In Writing

R.J. Reynolds Tobacco Holdings, Inc.
c/o First Chicago Trust Company
P.O. Box 2571
Jersey City, NJ 07303-2571

By Internet

http://www.equiserve.com

By E-mail

fctc@em.fcnbd.com

By Telephone

To request a stock certificate or sell shares:

Call us toll-free at 1-800-935-9330 from a touch-tone telephone between 8.00 a.m. and 10.00 p.m. Eastern time, 7 days a week

For all other inquiries:

Call us toll-free at 1-800-519-3111. Service representatives are available weekdays from 8.30 a.m. to 7.00 p.m Eastern time. Our Automated Voice Response System is also available 24 hours a day, 7 days a week. Outside of the United States and Canada, call us at 1-201-324-1225

First Chicago Trust Company of New York